Annual Report

December 31, 1999

MOSAIC

Income Trust

Mosaic Government Fund
Mosaic Intermediate Income Fund

MOSAIC FUNDS

www.mosaicfunds.com

Contents

Letter to Shareholders



Katherine L. Frank

The annual period ended December 31, 1999 saw important internal changes in Mosaic Income Trust as two of our Income Trust funds, Mosaic Bond Fund and Mosaic High-Yield Fund, were merged to form Mosaic Intermediate Income Fund. Along with Mosaic Government Fund, our Income Trust now has two distinct funds that take advantage of our areas of expertise.

The investing environment for 1999 was particularly difficult for bond investors, as interest rates rose dramatically throughout the year. As interest rates rise, the valuations of existing bonds drop. This effect is most pronounced in bonds of long duration. Over the course of 1999, the value of the bellwether 30-year Treasury dropped 14.9%. With our focus on intermediate bonds, and a generally defensive posture, the Mosaic funds showed considerably less volatility. Overall, the bond market suffered its worse annual setback since 1994, and one of the worst of the post-WWII era.

Over the one-year period, Mosaic Intermediate Income Fund was down 2.20%; while Mosaic Government Fund dropped 1.99%. The average intermediate bond fund, according to Lipper, also dropped, with the Lipper Intermediate Investment Grade Index down 0.98%; and the Lipper Intermediate U.S. Government Fund Index down 1.39%.

The past year was an important one for Mosaic, as we fine-tuned our fund lineup to provide you a variety of investment vehicles that best complement our management expertise. We made major upgrades to our website, www.mosaicfunds.com, and are gratified that many of our shareholders are using our Internet presence to keep up to date on their funds.

We hope you are taking advantage of our expanded services and will consider a fresh look at our fund lineup in light of the diversification opportunities we now provide.

Thank you again for your continued confidence in Mosaic.

Sincerely,

Katherine L. Frank
President

Management's Discussion of Fund Performance

The Year in Review

A year ago we reported on a positive bond market sailing along on low inflation and Federal Reserve rate cuts that were a response to a worrisome international economic scene. A year later, much has changed. International economic news is generally bright. This recovery, coupled with a strong domestic economy and heavy consumer spending, has inspired the Federal Reserve to reverse course and raise rates. Growing fears of inflation have had a greater influence than the rate changes, sending interest rates on a course even higher than Federal Reserve action would dictate.

The backdrop for higher rates has been a U.S. economy which produced its fourth straight year of real growth in excess of 4%. This strong showing ranks near the top of post-WWII expansions and shows no signs of slowing. Robust recoveries in most foreign economies support the trend of domestic growth as markets for American exports continue to expand.

Another sign of the economy's strength has been the continued rise of the major stock market indices. Although not all sectors of the market participated, the S&P 500 produced another 20%-plus year in 1999. Clearly, it was a period in which investors favored stocks over bonds.

In total, this economic strength produced an environment filled with inflationary pressures. While the inflationary effect was muted in 1999, there was steady, upward creep in the cost of raw materials. Rising commodity prices eventually get passed along to consumers. This sense of impending inflation was a continual drag on the bond market throughout 1999.

Economic Outlook

We are quite optimistic that the year 2000 will provide significantly better returns for bonds. Interest rates appear to offer good value relative to inflation and the return prospects of other types of investments.

While strong economic news, such as low unemployment, will continue to fuel inflation concerns, inflation remains tame. The rapid rise in interest rates seen in 1999 typically produces an economic slowdown, especially in interest rate sensitive sectors such as housing and high-ticket consumer items. While we have yet to see clear evidence of this effect, there are initial signs of a slowing.

Another positive sign is the real return available in bond investments. With inflation low, long-term rates provide a 4% or more premium over reported inflation, a figure that is much higher than historic averages. Attractive real returns, a moderated U.S. economy, and the prospect for the completion of the Federal Reserve's tightening cycle all bode well for a rebound in bond performance over the next annual period.

Fund Overview

Mosaic Government Fund

Mosaic Government Fund returned –1.99% with dividends reinvested. The year was one of the toughest in memory for Treasuries, with the Lipper Intermediate U.S. Government Fund Index down 1.39% for the year. Over the course of the year, 30-Year Treasury bond yields rose over 1.3%, from 5.1% to 6.4%, producing total returns of –14.9% for 30-Year Treasuries and –2.49% for the less-volatile 2-Year Treasuries. There was little relief during the year. The best that can be obtained in this kind of market is the relative performance advantage in shorter duration bonds.

It is important to keep this year in perspective, and recognize that negative years of bond performance have always been a part of the investment scene. Looking ahead, we see a brighter environment for government bonds. Over time, these securities have been a reliable source of income and real return for investors, and we have every expectation that this will prove true going forward.

FUND-AT-A-GLANCE

Objective: Mosaic Government provides investors with monthly dividends by investing in bonds and other securities issued or guaranteed by the U.S. Government.

Net Assets: $5.2 million

Date of Inception: July 21, 1983

Ticker: GIGVX

Mosaic Intermediate Income Fund

Mosaic Intermediate Income Fund returned –2.20% for the fiscal year ended December 31, 1999. It was a challenging 12 months for bond investors, with the Federal Reserve raising rates, and a robust economy fueling fears of inflation.

Overall, we were cautious during the period, taking steps to lower the fund's sensitivity to rising interest rates. Through June 30,1999, Intermediate Income functioned as the Mosaic High Yield Fund. During this period the fund was being repositioned to allow the transition into its new posture as a general bond fund. However, Intermediate Income's flexibility allowed the fund to retain a significant weighting in lower-rated bonds, close to its maximum allocation of 35% through the second half of 1999. Mosaic Intermediate Income was considerably shorter than its benchmark, the Lehman Government/Corporate Bond Index, through this period (5.3 at year's end), with average duration in the 3.9 range.

With our outlook for a slower global economy, we will continue to position the portfolio in somewhat more cautious and defensive posture, while continuing to take advantage of select high-yield offerings. We believe that the pressure on the bond markets will eventually ease as rates stabilize, but expect that the prospect of additional interest rate increases will keep the markets on edge in

the short term. The flexibility of Intermediate Income Fund gives us the ability to monitor these trends and take action as we seek to balance the risk and reward in your portfolio.

FUND-AT-A-GLANCE

Objective: Mosaic Intermediate Income provides relatively higher income by investing in lower-rated corporate bonds.

Net Assets: $5.2 million

Date of Inception: July 21, 1983

Ticker: GITMX

Comparison of Changes in the Value of a $10,000 Investment


Government Fund
$19,864
$17,873
Government Fund
Lehman Intermediate Gov't. Bond Index
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999

Average Annual Total Return		
1 Year	5 Years	10 Years
-1.99%	5.62%	5.98%


Intermediate Income Fund
Intermediate Income Fund
Lehman Aggregate Bond Index
Lehman Intermediate Gov't. Corp. Bond Index
$21,919
$20,228
$19,938
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999

Average Annual Total Return		
1 Year	5 Years	10 Years
-2.20%	6.47%	7.14%

Past performance is not predictive of future performance.

Independent Auditors' Report

TO THE BOARD OF TRUSTEES AND SHAREHOLDERS OF
MOSAIC INCOME TRUST

We have audited the accompanying statements of assets and liabilities, including the portfolios of investments, of Mosaic Income Trust, including Government Fund and Intermediate Income Fund, (collectively the "Funds"), as of December 31, 1999, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two year period then ended and the financial highlights for each of the periods in the two year and nine month period then ended. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the fiscal periods ended March 31, 1997 and prior were audited by other auditors whose report, dated May 2, 1997, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the Funds' custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Funds at December 31, 1999, and the results of their operations, the changes in their net assets, and their financial highlights for the respective stated periods, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Chicago, Illinois

February 15, 2000

Government Fund • Portfolio of Investments

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	VALUE
		U.S. GOVERNMENT & AGENCY OBLIGATIONS: 91.58% of net assets		
		US TREASURY NOTES: 48.26%		
Aaa	AAA	U.S. Treasury Notes, 7.125%, 2/29/00	150,000	$ 150,492
Aaa	AAA	U.S. Treasury Notes, 7.75%, 2/15/01	350,000	356,069
Aaa	AAA	U.S. Treasury Note/Bond, 6.25%,4/30/01	250,000	250,223
Aaa	AAA	U.S. Treasury Notes, 7.25%, 5/15/04	450,000	463,626
Aaa	AAA	U.S. Treasury Notes, 5.875%, 11/15/05	775,000	752,711
Aaa	AAA	U.S. Treasury Notes, 5.625%, 2/15/06	250,000	239,325
Aaa	AAA	U.S. Treasury Notes, 6.5%, 10/15/06	300,000	299,310
		U.S. GOVERNMENT AGENCY NOTES: 33.52%		
Aaa	AAA	Fannie Mae Notes, 5.75%, 4/15/03	550,000	534,446
Aaa	AAA	Fannie Mae Notes, 5.75%, 6/15/05	350,000	332,867
Aaa	AAA	Fannie Mae Notes, 6.65%,3/8/06	325,000	313,345
Aaa	AAA	Freddie Mac Notes, 5.75%, 4/15/08	246,138	230,280
Aaa	AAA	Fannie Mae Notes, 6.375%, 6/15/09	350,000	334,114
		MORTGAGE BACKED SECURITIES: 9.80%		
Aaa	AAA	Freddie Mac, Mortgage Pool, Gold Pass Through Certificates #E57247, 6.5%, 3/1/09	39,539	231,072
Aaa	AAA	Government National Mortgage Association II, Guaranteed Pass Through Certificates #2483, 7%, 9/20/27	289,675	279,194
		TOTAL U.S. GOVERNMENT & AGENCY OBLIGATIONS (cost $4,872,218)		4,767,074
		REPURCHASE AGREEMENT: 3.78% of net assets With Donaldson, Lufkin & Jenrette Securities Corporation issued 12/31/99 at 2.00%, due 1/3/00, collateralized by $200,967 in United States Treasury Notes due 9/30/00. Proceeds at maturity are $197,033. (cost $197,000)		197,000
		TOTAL INVESTMENTS: 95.36% of net assets (cost $5,069,218)		4,964,074
		CASH AND RECEIVABLES LESS LIABILITIES: 4.64% of net assets		241,480
		NET ASSETS: 100%		$5,205,554

See the Notes to Portfolio of Investments.

Intermediate Income Fund • Portfolio of Investments

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	VALUE
		CORPORATE DEBT SECURITIES: 73.39% of net assets		
		CABLE TELEVISION: 4.04%		
B1	BB-	CSC Holdings, Incorporated, Senior Subordinated Debentures, 9.875%, 2/15/13	200,000	$ 210,000
		CAPITAL GOODS: 3.12%		
Ba3	BB-	American Standard, Incorporated, Senior Notes, 7.375%, 2/1/08	175,000	162,312
		CELLULAR COMMUNICATIONS: 3.25%		
Baa3	BBB+	Sprint Spectrum, L.P., Senior Notes, 11%, 8/15/06	150,000	168,750
		ENERGY: 8.57%		
Ba3	BB	Clark Oil & Refining Corporation, Senior Notes, 9.5%, 9/15/04	200,000	152,000
Baa3	BBB	Occidental Petroleum, Senior Notes, 7.375%, 11/15/08	200,000	191,500
Ba1	BB+	Oryx Energy Company, Notes, 8.125%, 10/15/05	100,000	101,500
		FINANCE: 11.67%		
A1	A	Ford Motor Credit Company, Notes, 5.8%, 1/12/09	200,000	177,750
A1	A+	Goldman Sachs Company, Notes, 7.35%, 10/1/09	240,000	234,600
AA3	A+	Morgan Stanley Dean Witter Discover & Company, Notes, 6.875%, 3/01/07	200,000	193,750
		FOREST & PAPER PRODUCTS: 3.83%		
A3	BBB+	International Paper Company, Notes, 7%, 6/01/01	200,000	199,000
		HEALTHCARE: 10.07%		
A2	A	Cardinal Health Incorporated, Notes, 6.25%, 7/1/08	200,000	181,500
Ba2	BBB-	HealthSouth Corporation, Senior Subordinated Notes, 9.5%, 4/01/01	150,000	150,000
Ba3	BB-	Tenet Healthcare Corporation, Senior Subordinated Notes, 8.625%, 1/15/07	200,000	191,750
		RETAIL: 6.05%		
A3	BBB+	Kohls Corporation, Notes, 6.7%, 2/1/06	140,000	133,700
Baa3	BBB-	Tommy Hilfiger USA, Incorporated, Senior Notes, 6.85%, 6/1/08	200,000	180,750

See the Notes to Portfolio of Investments.

CREDIT RATING* MOODY'S	S&P		PRINCIPAL AMOUNT	VALUE
		TECHNOLOGY: 13.52%		
Baa2	BBB-	Lexmark International, Notes, 6.75%, 5/15/08	290,000	$ 264,987
A1	A+	Motorola Incorporated, Notes, 5.8%, 10/15/08	240,000	216,600
Ba1	BBB	Seagate Technology, Incorporated, Senior Notes, 7.37%, 3/01/07	250,000	220,625
		TEXTILES: 3.47%		
Ba3	BB	WestPoint Stevens, Incorporated, Senior Notes, 7.875%, 6/15/08	200,000	180,000
		UTILITIES: 5.80%		
Ba3	BB	CMS Energy Corporation, Notes, 8.125%, 5/15/02	150,000	148,500
Ba3	BB-	Toledo Edison Company, Debentures, 8.7%, 9/1/02	150,000	152,627
		TOTAL CORPORATE DEBT SECURITIES (cost $4,023,401)		3,812,201
		COLLATERALIZED MORTGAGE OBLIGATIONS: 0.87% of net assets		
Aaa	AAA	Ryland Acceptance Corporation, Class Four, Series 76, 9%,8/01/18	43,482	45,038
		TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS (cost $ 44,007)		45,038
		U.S. GOVERNMENT & AGENCY OBLIGATIONS: 16.74% of net assets		
Aaa	AAA	Freddie Mac Notes, 6.25%, 7/15/04	250,000	244,375
Aaa	AAA	Freddie Mac Notes, 6.25%, 4/30/01	500,000	485,215
Aaa	AAA	U.S. Treasury Note, 6.25%, 5/31/00	60,000	60,130
Aaa	AAA	U.S. Treasury Note, 6.25%, 4/30/01	80,000	80,071
		TOTAL U.S. GOVERNMENT & AGENCY OBLIGATIONS (cost $886,434)		869,791
		REPURCHASE AGREEMENT: 8.32% of net assets		
		With Donaldson, Lufkin & Jenrette Securities Corporation issued 12/31/99 at 2.00%, due 1/3/00, collateralized by $440,699 in United States Treasury Notes due 9/30/00. Proceeds at maturity are $432,072. (cost $432,000)		432,000
		TOTAL INVESTMENTS: 99.32% of net assets (cost $5,385,842)		5,159,030
		CASH AND RECEIVABLES LESS LIABILITIES: 0.68% of net assets		35,535
		NET ASSETS: 100%		$5,194,565

Notes to the Portfolio of Investments:

* – Unaudited Moody's – Moody's Investors Services, Inc. S&P – Standard & Poor's Corporation

The Notes to Financial Statements are an integral part of these statements.

Statements of Assets and Liabilities

December 31, 1999

	GOVERNMENT FUND	INTERMEDIATE INCOME FUND
ASSETS		
Investments, at value (Notes 1 and 2)		
Investment securities*	$4,767,074	$4,727,030
Repurchase agreements	197,000	432,000
Total investments	4,964,074	5,159,030
Cash	183,085	7,125
Receivables		
Interest	57,673	96,389
Mortgage paydowns	2,257	—
Capital shares sold	—	725
Total assets	5,207,089	5,263,269
LIABILITIES		
Payables		
Dividends	1,535	4,841
Capital shares redeemed	—	63,863
Total liabilities	1,535	68,704
NET ASSETS (Note 6)	$5,205,554	$5,194,565
CAPITAL SHARES OUTSTANDING	545,586	822,595
NET ASSET VALUE PER SHARE	$ 9.54	$ 6.31
***INVESTMENT SECURITIES, AT COST**	$5,069,218	$5,385,842

The Notes to Financial Statements are an integral part of these statements.

Statements of Operations

For the year ended December 31, 1999

	GOVERNMENT FUND	INTERMEDIATE INCOME FUND
INVESTMENT INCOME (Note 1)		
Interest income	$ 327,996	$ 455,292
Other investment income	29	5,418
Total investment income	328,025	460,710
EXPENSES (Notes 3 and 5)		
Investment advisory fees	33,894	35,366
Other expenses	28,200	27,715
Total expenses	62,094	63,081
NET INVESTMENT INCOME	$ 265,931	$ 397,629
REALIZED AND UNREALIZED LOSS ON INVESTMENTS		
Net realized loss on investments	$ (8,554)	$ (486,268)
Change in net unrealized depreciation of investments	(369,810)	(191,049)
NET REALIZED AND UNREALIZED LOSS ON INVESTMENTS	(378,364)	(677,317)
TOTAL DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ (112,433)	$ (279,688)

The Notes to Financial Statements are an integral part of these statements.

Statements of Changes in Net Assets

	GOVERNMENT FUND Year Ended December 31, 1999	GOVERNMENT FUND 1998	INTERMEDIATE INCOME FUND Year Ended December 31, 1999	INTERMEDIATE INCOME FUND 1998
INCREASE IN NET ASSETS RESULTING FROM OPERATIONS				
Net investment income	$ 265,931	$ 277,551	$ 397,629	$ 522,635
Net realized gain (loss) on investments	(8,554)	44,837	(486,268)	(239,050)
Change in net unrealized appreciation (depreciation) of investments	(369,810)	138,728	(191,049)	(19,659)
Total increase (decrease) in net assets resulting from operations	(112,433)	461,116	(279,688)	263,926
DISTRIBUTIONS TO SHAREHOLDERS				
From net investment income	(265,931)	(277,551)	(397,691)	(522,572)
CAPITAL SHARE TRANSACTIONS (Note 8)	(178,901)	80,235	(439,112)	(103,499)
CAPITAL CONTRIBUTION	—	—	156,750	—
TOTAL INCREASE (DECREASE) IN NET ASSETS	(557,265)	263,800	(959,741)	(362,145)
NET ASSETS				
Beginning of year	5,762,819	5,499,019	6,154,306	6,516,451
End of year	$5,205,554	$5,762,819	$5,194,565	$6,154,306
UNDISTRIBUTED NET INVESTMENT INCOME	$ —	$ —	$ —	$ 63

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights

(Selected data for a share outstanding throughout each period indicated)

GOVERNMENT FUND

	Year Ended December 31,		Nine Months Ended Dec. 31,	For the Year Ended March 31,		
	1999	**1998**	**1997**	**1997**	**1996**	**1995**
Net asset value beginning of period	$10.22	$9.89	$9.43	$9.71	$9.55	$9.70
Investment operations:						
Net investment income	0.48	0.49	0.38	0.49	0.47	0.39
Net realized and unrealized gain (loss) on investments	(0.68)	0.33	0.46	(0.28)	0.16	(0.15)
Total from investment operations	(0.20)	0.82	0.84	0.21	0.63	0.24
Less distributions:						
From net investment income	(0.48)	(0.49)	(0.38)	(0.49)	(0.47)	(0.39)
Net asset value, end of period	$9.54	$10.22	$9.89	$9.43	$9.71	$9.55
Total return	(1.99)	8.52	9.07	2.29	6.56	2.67

Ratios and supplemental data						
Net assets, end of period (thousands)	$5,206	$5,763	$5,499	$5,792	$6,856	$7,653
Ratio of expenses to average net assets	1.14%	1.15%	1.16%[1]	1.43%	1.59%	1.52%
Ratio of net investment income to average net assets	4.86%	4.93%	5.26%[1]	5.09%	4.77%	4.12%
Portfolio turnover	12%	46%	37%	17%	190%	318%

The Notes to Financial Statements are an integral part of these statements.

(Selected data for a share outstanding throughout each period indicated)

INTERMEDIATE INCOME FUND

Per-share Operating Performance	Year Ended December 31,		Nine Months Ended Dec. 31,	For the Year Ended March 31,		
	1999	**1998**	**1997**	**1997**	**1996**	**1995**
Net asset value beginning of period	$6.92	$7.21	$7.01	$7.16	$6.94	$7.29
Investment operations:						
Net investment income	0.46	0.58	0.43	0.57	0.61	0.60
Net realized and unrealized gain (loss) on investments	(0.61)	(0.29)	0.20	(0.15)	0.22	(0.35)
Total from investment operations	(0.15)	0.29	0.63	0.42	0.83	0.25
Less distributions:						
From net investment income	(0.46)	(0.58)	(0.43)	(0.57)	(0.61)	(0.60)
Net asset value, end of period	$6.31	$6.92	$7.21	$7.01	$7.16	$6.94
Total return	(2.20)	4.07	9.12	6.06	12.32	3.75
Ratios and supplemental data						
Net assets, end of period (thousands)	$5,195	$6,154	$6,516	$6,254	$6,790	$6,726
Ratio of expenses to average net assets	1.11%	1.16%	1.20%[1]	1.44%	1.60%	1.52%
Ratio of net investment income to average net assets	6.97%	8.11%	7.90%[1]	8.07%	8.47%	8.56%
Portfolio turnover	63%	43%	38%	95%	237%	243%

[1] Annualized.

Notes:

Effective July 31, 1996, the investment advisory services for the Intermediate Income and Government Funds transferred to Madison Mosaic, LLC from Bankers Finance Investment Management Corp.

See footnote 9 for discussion of the merger between the Mosaic Bond Fund and Mosaic High Yield Fund to form the Mosaic Intermediate Income Fund.

Notes to Financial Statements

December 31, 1999

1. Summary of Significant Accounting Policies. Mosaic Income Trust (the "Trust") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end, diversified investment management company. The Trust maintains two separate funds whose principal objectives are to obtain high current income. The Government Fund invests in securities of the U. S. Government and its agencies. The Intermediate Income Fund invests in investment grade corporate, government and government agency fixed income securities. The Intermediate Income Fund may also invest a portion of its assets in securities rated as low as "B" by Moody's Investors Service, Inc. or Standard & Poor's Corporation.

Securities Valuation: Securities having maturities of 60 days or less are valued at amortized cost, which approximates market value. Securities having longer maturities, for which market quotations are readily available, are valued at the mean between their bid and asked prices. Securities for which market quotations are not readily available are valued at their fair value as determined in good faith by the Board of Trustees. Investment transactions are recorded on the trade date. The cost of investments sold is determined on the identified cost basis for financial statement and federal income tax purposes. Repurchase Agreements are valued at amortized cost, which approximates market value.

Investment Income: Interest income, net of amortization of premium or discount, and other income is accrued as earned.

Dividends: Net investment income, determined as gross investment income less expenses, is declared as a regular dividend each business day. Dividends are distributed to shareholders or reinvested in additional shares as of the close of business at the end of each month. Capital gains distributions, if any, are declared and paid annually at calendar year end. Additional distributions may be made if necessary.

Income Tax: In accordance with the provisions of Subchapter M of the Internal Revenue Code applicable to regulated investment companies, substantially all of the taxable income of each Fund is distributed to its shareholders and therefore, no income tax provision is required. As of December 31, 1999, the Government and Intermediate Income Funds had available for federal income tax purposes the following unused capital loss carryovers:

Expiration Date	Government Fund	Intermediate Income Fund
December 31, 2002	—	$928,917
December 31, 2003	$268,589	94,831
December 31, 2004	44,628	—
December 31, 2005	64,210	293
December 31, 2006	—	239,050
December 31, 2007	8,554	486,268

A portion of such capital loss carryovers were acquired through a fund merger (see note 9), and are subject to certain limitations.

Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investments in Repurchase Agreements. When the Trust purchases securities under agreements to resell, the securities are held for

safekeeping by the Trust's custodian bank as collateral. Should the market value of the securities purchased under such an agreement decrease below the principal amount to be received at the termination of the agreement plus accrued interest, the counterparty is required to place an equivalent amount of additional securities in safekeeping with the Trust's custodian bank. Repurchase agreements may be terminated within seven days. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission, the Trust, along with other registered investment companies having Advisory and Services Agreements with the same advisor, transfers uninvested cash balances into a joint trading account. The aggregate balance in this joint trading account is invested in one or more consolidated repurchase agreements whose underlying securities are U.S. Treasury or federal agency obligations.

3. Investment Advisory Fees and Other Transactions with Affiliates. The Investment Advisor to the Trust, Madison Mosaic, LLC ("the Advisor"), earns an advisory fee equal to 0.625% per annum of the average net assets of each of the Funds; the fees are accrued daily and are paid monthly.

4. Aggregate Cost and Unrealized Appreciation (Depreciation). The aggregate cost for federal income tax purposes and the net unrealized appreciation (depreciation) are stated as follows as of December 31, 1999:

	Government Fund	Intermediate Income Fund
Aggregate Cost	$ 5,069,218	$ 5,385,842
Gross unrealized appreciation	$ 7,884	$ 34,843
Gross unrealized depreciation	(113,028)	(261,655)
Net unrealized depreciation	$ (105,144)	$ (226,812)

5. Other Expenses. All support services are provided by the Advisor under a Service Agreement for a fee based on a percentage of average net assets. This percentage is 0.52% for the Government Fund and 0.45% for the Intermediate Income Fund; the fees are accrued daily and paid monthly.

The Advisor is also responsible for the fees and expenses of Trustees who are affiliated with the Advisor and for certain promotional expenses.

6. Net Assets. At December 31, 1999, net assets include the following:

	Government Fund	Intermediate Income Fund
Net paid in capital on shares of beneficial interest	$5,696,679	$7,170,736
Accumulated net realized losses	(385,981)	(1,749,359)
Net unrealized depreciation on investments	(105,144)	(226,812)
Total net assets	$5,205,554	$5,194,565

7. Investment Transactions. Purchases and sales of securities other than short-term securities for the six months ended December 31, 1999 were as follows:

	Government Fund	Intermediate Income Fund
Purchases	$605,363	$3,348,551
Sales	859,075	3,889,416

8. Capital Share Transactions. An unlimited number of capital shares, without par value, are authorized. Transactions in capital shares for the following periods were:

GOVERNMENT FUND	Year Ended December 31, 1999	1998
In Dollars		
Shares sold	$ 438,511	$ 711,549
Shares issued in reinvestment of dividends	240,936	252,269
Total shares issued	679,447	963,818
Shares redeemed	(858,348)	(883,583)
Net increase (decrease)	$ (178,901)	$ 80,235
In Shares		
Shares sold	44,407	70,939
Shares issued in reinvestment of dividends	24,621	25,110
Total shares issued	69,028	96,049
Shares redeemed	(87,176)	(88,226)
Net increase (decrease)	(18,148)	7,823

INTERMEDIATE INCOME FUND	Year Ended December 31, 1999	1998
In Dollars		
Shares sold	$ 629,448	$1,538,776
Additional shares in connection with merged fund	640,045	—
Shares issued in reinvestment of dividends	287,048	416,840
Total shares issued	1,556,541	1,955,616
Shares redeemed	(1,995,653)	(2,059,115)
Net decrease	$ (439,112)	$ (103,499)

INTERMEDIATE INCOME FUND (continued)	Year Ended December 31, 1999	1998
In Shares		
Shares sold	91,338	215,057
Additional shares in connection with merged fund	97,859	—
Shares issued in reinvestment of dividends	47,214	58,572
Total shares issued	236,411	273,629
Shares redeemed	(302,625)	(288,852)
Net decrease	(66,214)	(15,223)

9. Discussion of Business Combination. Effective July 1, 1999, the Mosaic Bond Fund series of the Trust merged with the High Yield Fund series of the Trust. Contemporaneously with the merger, the combined fund became known as the Intermediate Income Fund. The reorganization was designed to be accomplished as a tax-free reorganization pursuant to Internal Revenue Code Section 368(a)(1)(C). As of the date of the merger, shareholders of Mosaic Bond Fund received approximately 3.12 shares of beneficial interest of Mosaic Intermediate Income Fund for each share they held of Mosaic Bond Fund. A total of 31,343 shares of Mosaic Bond Fund were outstanding as of the date of the reorganization, resulting in the issuance of 97,859 shares of beneficial interest. The Mosaic Bond Fund's net assets on June 30, 1999 ($640,045, including $7,781 of net unrealized depreciation), were combined with those of Mosaic High Yield Fund. Mosaic Bond Fund distributed all income to its shareholders prior to the reorganization and had no gains to distribute.

Income Trust

The Mosaic Family of Mutual Funds

Mosaic Equity Trust
- Mosaic Investors Fund
- Mosaic Balanced Fund
- Mosaic Mid-Cap Growth Fund
- Mosaic Foresight Fund

Mosaic Focus Fund

Mosaic Income Trust
- Mosaic Government Fund
- Mosaic Intermediate Income Fund

Mosaic Tax-Free Trust
- Mosaic Tax-Free Arizona Fund
- Mosaic Tax-Free Maryland Fund
- Mosaic Tax-Free Missouri Fund
- Mosaic Tax-Free Virginia Fund
- Mosaic Tax-Free National Fund
- Mosaic Tax-Free Money Market

Mosaic Government Money Market

For more complete information on any Mosaic Fund, including charges and expenses, request a prospectus by calling 1-800-368-3195. Read it carefully before you invest or send money. This document does not constitute an offering by the distributor in any jurisdiction in which such offering may not be lawfully made. Mosaic Funds Distributor, LLC.

Transfer Agent
Mosaic Funds
c/o Firstar Mutual Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701
888-670-3600

Telephone Numbers

Shareholder Service
Toll-free nationwide: **888 670 3600**

Mosaic Tiles (24 hour automated information)
Toll-free nationwide: **800 336 3063**

MOSAIC FUNDS

www.mosaicfunds.com

SEC File Number 811-3616